Filed by Ecolab Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rules 13e-4(c) and 14a-12

under the Securities Exchange Act of 1934

Filer: Ecolab Inc.

Subject Company: Ecolab Inc.

SEC File No.: 001-09328

Conversions FAQs Disclaimer How the ChampionX Split-Off and Merger into Apergy Transaction Affects Outstanding Long-Term Incentive Awards You are receiving this communication as a ChampionX associate with outstanding Long-Term Incentive (LTI) awards. This communication is designed to help you understand what happens to your awards when ChampionX splits off from Ecolab and merges to become a subsidiary of Apergy. No Action Required You do not need to take action. Your outstanding Ecolab LTI awards will be converted automatically and replaced with Apergy LTI awards at the time of the split-off. There will be an administrative blackout period starting three days before the split and continuing two weeks after the split during which you will be unable to exercise stock options. Otherwise, there are generally no limitations on when you can buy and sell shares of Ecolab stock. CONVERTING YOUR LTI AWARDS TO RETAIN VALUE The Ecolab executive LTI program is designed to recognize your leadership in driving results and provide a share in the company’s success. As a participant in the LTI program, you may have received one or more of the following awards: restricted stock units (RSUs), performance-based restricted stock units (PBRSUs) or stock options. If you have any unvested RSUs or PBRSUs, or unvested and/or vested but unexercised stock options, they will be replaced with Apergy LTI awards. These “outstanding” awards will be converted to ensure their value after the transaction is approximately equal to their value before the transaction. The same general terms and conditions, including vesting schedules, will remain in place except that converted PBRSUs will vest solely on the basis of time. YOUR OUTSTANDING AWARDS: A CLOSER LOOK Your outstanding Ecolab LTI awards will be converted to Apergy LTI awards using a ratio that is designed to ensure the value of the awards after the transaction is approximately equal to their value before the transaction. The ratio is based on the closing prices for both Ecolab and Apergy on the day before the transaction closes. • If you have unvested PBRSUs, they will convert at the target level of performance and become RSUs, which will vest as RSUs and vest based on time (rather than achievement of specific performance targets), per the current vesting schedule, terms and conditions. • If you have vested stock options that have not been exercised, they will convert to Apergy LTI awards in the new combined company just like unvested awards do. HERE’S AN EXAMPLE OF HOW IT WILL WORK: For illustration purposes only, assume the following share prices on the day before the transaction closes: • Ecolab stock has a share price of $150 • Apergy stock has a share price of $10 • The conversion ratio (as described above) is 15.000 ($150 ÷ $10) Here’s what would happen for a ChampionX associate with 100 outstanding RSUs and 100 outstanding, unexercised stock options. As you’ll see, the total value of the awards remains the same before and after the transaction based on the closing prices on the day before. 1 GLOBAL ANNOUNCEMENT CHAMPION GOALZERO YOU LEAD

Front Page FAQs Disclaimer RSUs (OR PBRSUs, WHICH ARE HANDLED THE SAME WAY) The conversion ratio is used to convert both outstanding RSUs and PBRSUs. STOCK OPTIONS For outstanding and/or unexercised stock options in the new combined company, the conversion ratio is used to convert both the exercise price of your awards as well as the number of stock options you receive. Please note that these are examples only and that 1) the share prices in these examples are illustrative only and are not indicative of the absolute or relative share prices of Ecolab or Apergy; 2) the total value of stock following the transaction may not be equal to or greater than the value before the transaction; and 3) the share prices of Ecolab and Apergy will fluctuate with the market. 2 The Value of Your Award Before the Split-Off (As an Ecolab associate): The Value of Your Award After the Split-Off (As a ChampionX associate of Apergy): Option Value $30 ($150-$120) $2 ($10-$8) Number of Stock Options X 100 X 1,500 Total Value of Outstanding and Unexercised Stock Options $3,000 $3,000 The Value of Your Award Before the Split-Off (As an Ecolab associate): The Value of Your Award After the Split-Off (As a ChampionX associate of Apergy): Share Price $150 $10 Number of RSUs X 100 X 1,500 Total Value of Outstanding RSUs $15,000 $15,000 GL OB AL ANNOUNCEMENT

FAQs

QUESTION	ANSWER
What is a Restricted Stock Unit (RSU)?

An RSU represents the right to receive a share of stock provided at a future date, typically vesting after three years if you remain with the company. The value of an RSU is the full share value (the initial value plus any gain).

What is a Performance-Based Restricted Stock Unit (PBRSU)?	A PBRSU represents the right to receive a share of stock provided at a future date, vesting after three years if you remain with the company, as long as company performance measures are achieved.
What is a stock option?

A stock option allows you to purchase a share of stock at a fixed price (the stock price on the date the option is granted). Your gain is the difference between the option price on the day you exercise your option and the date when the option was granted. You have up to ten years from the grant date to exercise your option.

What are outstanding awards? What is the difference between vested and unvested awards?

Outstanding awards refer to all your unvested RSUs and PBRSUs that have not yet been settled in shares as well as unexercised stock options (vested and unvested).

When your award vests, you have the right to exercise stock options to receive shares or receive a share in payment of an RSU or PBRSU award. Vested awards are no longer subject to forfeiture if your employment terminates, except as otherwise provided under the terms of the award.

With unvested awards, your right to exercise a stock option or receive a share in payment of an RSU or PBRSU award is contingent on your future employment and/or the achievement of performance goals in accordance with the applicable vesting schedule of the award.

How do I find out how many outstanding stock options, RSUs and/or PBRSUs I currently have?	You can access your account on E*TRADE at etrade.com. Simply follow the prompts to log in. If you’ve forgotten your password, you can request a new one online.
Why are my awards converted to approximately the same value as opposed to the same value?

Stock Options

For tax purposes, the converted value of stock options must be equal to or lower than the pre-conversion value. So, when converted, if the number of Apergy stock options calculates to less than a whole number, the number of options will be rounded down to the next whole number (will be less than one Apergy option). This could cause a difference in the pre-and post- conversion values. The difference in post-conversion value should generally not be more than the value of one share.

PBRSUs and RSUs

When converted, the number of Apergy PBRSUs and RSUs you receive will be rounded up, which also will cause a difference in the pre- and post-conversion values.

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FAQs

QUESTION	ANSWER
Will there be a blackout period before or after the split-off?

Yes. The final blackout period dates depend on the split-off date and will be communicated to you in advance. The administrative blackout period is expected to start three days before the split and continue for two weeks after the split. You will not be able to exercise Ecolab stock options during the blackout period.

If you are currently subject to the Ecolab Insider Trading Policy, you will continue to be subject to its restrictions and blackout periods until the transaction closes. If you become subject to the Apergy Insider Trading Policy after the split-off, you’ll be notified of upcoming restrictions and blackout periods by Apergy.

Other than insider trading restrictions, there are generally no limitations on when you can buy and sell shares of Ecolab stock. However, there will be distinct blackout periods related to other stock-related programs, including the 401(k) Plan and the Employee Stock Purchase Program (ESPP).

Can I exercise my stock options before the split-off?	Yes. You can exercise your vested stock options at your discretion either before or after the blackout period, subject to restrictions under Ecolab’s Insider Trader Policy.
Are there any tax consequences for my LTI awards as a result of the split-off?

Generally, we do not expect there to be any tax consequences to employees in the U.S. Tax implications will vary by country and type of award. Please consult with your tax advisor for additional guidance.

When will I receive more information?	Individual information about your outstanding LTI awards and how they will be converted will be provided from E*TRADE following the split-off.
What if my stock options are underwater?

All stock options, including those that are underwater (trading for less than the exercise price of the option) at the time of the transaction will be converted using the same method described in this communication.

What happens to my LTI awards that were previously vested?

If you have vested but unexercised stock options, your stock options will be converted as described in this communication.

If you hold shares of Ecolab stock through vested PBRSUs or RSUs, or exercised stock options, you may choose to keep these shares or exchange some or all of them for Apergy shares through an exchange offer. The exchange offer is completely voluntary - if you take no action, you’ll keep your Ecolab shares. For more information, here’s an overview of the exchange offer.

For more information on how RSUs and stock options work, refer to this E*TRADE stock plan presentation.

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DISCLAIMER

Cautionary Notes on Forward Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy,  ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Apergy,  ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, ChampionX filed a registration statement on Form S-4/S-1 containing a prospectus and Apergy filed a registration statement on Form S-4 containing a prospectus (together, the “registration statements”) and a preliminary proxy statement on Schedule 14A with the SEC. Each of ChampionX and Apergy have filed amendments, and expect to file additional amendments, to these filings before they become effective. Ecolab expects to file with the SEC a Schedule TO in connection with the proposed transaction. Investors and security holders are urged to read the registration statements, Apergy’s proxy statement, Ecolab’s Schedule TO and any amendments to these filings as well as any other relevant documents to be filed with the SEC when they become available because they will contain important information about Apergy,  ChampionX, Ecolab and the proposed transaction. The registration statements, Apergy’s proxy statement, Ecolab’s Schedule TO and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The registration statements, Apergy’s proxy statement, Ecolab’s Schedule TO and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders filed with the SEC on March 20, 2020. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, its definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 2, 2020 and its preliminary proxy statement relating to the proposed transaction filed with the SEC on April 17, 2020.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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